QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

LodgeNet Entertainment Corporation and Subsidiaries

Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands)

Computation of Coverage of Fixed Charges

	2001	2000	1999	1998	1997
Net loss	$(26,408)	$(39,014)	$(36,428)	$(39,912)	$(25,619)
Add:
Extraordinary loss (1)	2,091	—	—	—	—
Cumulative effect of change in accounting principle (2)	—	—	—	—	210
Provision for income taxes	689	325	370	375	344
Add fixed charges (3):
Interest	30,306	27,809	27,210	23,261	19,731
Amortization of debt costs	1,178	1,589	1,488	1,004	1,008
Interest portion of rentals	179	158	145	174	210

Earnings available to cover fixed charges	8,035	(9,133)	(7,215)	(15,098)	(4,116)
Less fixed charges	31,663	29,556	28,843	24,439	20,949

Deficiency in the coverage of fixed charges	$(23,628)	$(38,689)	$(36,058)	$(39,537)	$(25,065)

(1)
In 2001—loss on early retirement of the Company's 1999 bank credit facility.

(2)
In 1997—charge for the effect of adopting EITF Issue 97-13 related to accounting for certain business reengineering costs.

(3)
Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).

QuickLinks

  Exhibit 12.1